

February 8, 2012

Via E-mail
Ihar Yaravenka
President, Treasurer and Secretary
Allied Technologies Group, Inc.
28A Horbow-Kolonia
Zalesie, Poland 21-512

> **Re:** **Allied Technologies Group, Inc.**
> **Amendment No.2 to Registration Statement on Form S-1**
> **Filed February 1, 2012**
> **File No. 333-178472**

Dear Mr.Yaravenka:

We have reviewed your registration statement and have the following comments.

Exhibit 23.1

1. Please amend your Form S-1 to include as an exhibit an updated consent from Silberstein Ungar, PLLC that references the correct document. In this regard, the consent included in the second amendment refers to the first amendment.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
      W. Scott Lawler, Esq.